



PATCH
INTERNATIONAL


SEC MAIL PROCESSING
RECEIVED
NOV 1 9 2007
WASH, D.C.
160
SECTION

from the ground up

ANNUAL REPORT 2007

Quality is absolutely critical for in-situ Steam Assisted Gravity Drainage ("SAGD") projects. In order for an oil sand asset to be commercially viable by means of SAGD, several critical factors all need to align in order for the project to work. So what sets Patch apart from its competitors? Clearly, it's the asset base, which Patch believes is upper quartile in quality. All the quality components to bring the project to commercial realization are what translate to a profitable project.

The requirements to an in-situ project hold three key parts:

Quality of Reservoir – Patch can demonstrate a high quality reservoir that has a lower estimated Steam Oil Ratio (SOR). A lower SOR is critical for SAGD projects in order to balance the "energy equation": less fuel burned to heat steam in order to produce another form of energy -- bitumen. Ultimately, a high quality reservoir translates to higher bitumen recovery and a higher netback.

Mass – A project with a large, contiguous quality reservoir is required to justify a commercial phase development. Significant Infrastructure and facility costs require an equally large resource base to make feasible. Critical mass of high quality reservoir reduces the development risk and increases the capital efficiency.

Infrastructure – Patch's proximity to critical ingredients such as a fuel source, water, diluent, power and a pipeline to market are all key drivers for the project to proceed.

Patch has attributed a significant portion of its first phase exploration property in Ells River North to these key ingredients: a high quality reservoir and a large contiguous geologic trend to support a baseline project and expansion -- all within relative proximity to existing infrastructure. All of these qualities that have been identified on the Ells River project indicate superior project economics and a lower resource development risk for Patch. Because of this balance of all the key factors, Patch is forging ahead to prepare the project for commercial realization as early as 2010.



ROAD
TOTAL
CHEVRON et al

The Patch philosophy is simple: utilize a disciplined approach to progress our asset, use high quality services and professionals to execute the low risk projects, ensure forward looking initiatives to leverage new technologies, and utilize innovative methods to reduce costs and create value for shareholders.

A large contributor to the Patch advantage relies on the disciplined and timely execution of a strong management team. Equally as important as the quality of an asset is a team's ability to translate it into value. Patch has put into place a team that has expertise in many areas of oil sands exploitation including, but not limited to, engineering, geological, production, facilities and accounting personnel. In addition to the permanent team, Patch is able to draw on numerous experienced consultants and contractors that are able to get the job done right... and fast!

With a wealth of collective experience in the petroleum business within the group, it's no accident that Patch has emerged as one of the fastest emerging new oil sand companies. In just nine short months, the team has transformed the Company to a leading player in the emerging oil sands space. The reason is based on the established method of unlocking oil sands value – we call it the "3D" approach: discover, delineate, and develop. Discovery includes the ability to explore the leases in a capital and time efficient manner. Delineation involves defining the parameters of the asset base for its size and quality. Finally, Patch has developed a fast track plan towards commercialization in order to advance the oil sands areas.

Patch's utilization of technology and reservoir imaging are largely responsible for Patch's success in the delineation of its oil sands prospects. Down hole logging, together with seismic imaging, has provided Patch with concrete knowledge to determine the quality and quantity of its asset base. During the 2006/07 winter drilling season, Patch drilled 22 core holes and shot 64 miles of 2D seismic. Immediately following, Patch's technical team utilized the acquired data to develop a production strategy and prepared plans for a SAGD application to be filed as early as mid-2008. The off-drilling months were dedicated to perform reservoir modeling to forecast production, steam oil ratios, and recovery factors. During the summer months, the Patch team also proactively concluded an environmental baseline study - a prerequisite to regulatory approval and secured critical services for the next winter drilling season to ensure adherence to a timely schedule. It is our aggressive progress, our expertise and our technological advances that make Patch an emerging leader in the oil sands domain. In addition to the superior asset base, this top-quality team is driven to achieve project success.

PROSPECT PROSPECT PROSPECT

THICK McMURRAY



The Patch strategy to maximize value to shareholders is based on the fundamental -- add value in a disciplined and prudent step-by-step methodology. This means identifying a high quality asset to mitigate risk and utilizing best-in-business tools and professionals to deliver performance in a timely manner.

Patch has the distinct advantage of utilizing exploration methodology that is shown to be years ahead of other emerging oil sands companies. Patch's recent engineering evaluation confirms the viability of multi-well pool delineations and does not make allowances for operational efficiencies realized as the project progresses. Ultimately, this means that as construction and operating efficiencies are realized, economics for the project could get even better than initially forecast.

The Resource Evaluation provided by McDaniel & Associates Consultants Ltd. has established our contingent resources at Ells River at 139 million barrels of recoverable oil sands, based on a P50 (or best case) estimate. This represents a baseline to establish the company's first project to production, while providing significant room to grow. Of Patch's total land base, 75% of the Ells River acreage has yet to be fully delineated and explored. With a management estimate of 1.4 billion barrels of bitumen in place, it provides for substantial upside potential for additional exploration and the utilization of additional emerging technology. This does not account for the additional 28 section of land held in the Firebag and Muskwa areas.

Other initiatives to add value to shareholders include leveraging collaborative efforts with adjacent operators, which improves capital efficiencies such as shared costs with access roads, pipelines, and surface facilities. Additional value may also be realized with the pursuit of new technologies to improve recovery factors of in-situ production and with partial upgrading methodologies that may reduce or even eliminate the need for diluent. In addition to the SAGD projects, Patch will be evaluating the feasibility of a "cold flow" production program in the Muskwa area. Oil sands with "cold flow" potential have low enough viscosity to be produced under normal production circumstances, that is, no thermal recovery methods are required.

Simply put, Patch believes that all of the foregoing key factors translate to a tremendous value to shareholders now and in the future.

TYPE III

87

TYPE II

42 11.00 OB6 SA 43

TYPE I

34 35

36 10.00 37

TABLE OF CONTENTS

The year 2007 has proven to be a pivotal year for Patch. Starting in December 2006, Patch acquired Damascus Energy Inc. Following the take over, Patch established a new Management team, added three Directors, and defined a Company strategy that would assist in putting Patch ahead of its peers. In early 2007, the Company closed a $20 million financing and disposed of minor conventional oil and gas assets, concluded in March.

Patch holds 60 gross (46.6 net) sections of land over three productive areas. Its "sweetheart" property is in the Ells River area (formerly referred to as "Dover"), located about 40 miles northwest of Fort McMurray, Alberta, close to existing infrastructure, major producers, and competitive oil sands activity. Following the restructuring, the Company drilled 22 core holes and shot 64 miles of 2D seismic as a first phase in the exploration and delineation of the program in Ells River. During this time, Patch fully earned its working interests in the Ells River (80%) and Firebag (75%) areas. At the conclusion of its 06/07 winter drilling program, Patch had three discoveries located at Ells River North and Ells River Central and a commercially viable SAGD project, independently verified by McDaniel & Associates Consultants Ltd. Patch's high quality asset base has been geologically and seismically defined, showing 50 meters of gross pay proving the prospect economically viable with a large enough resource base to warrant commercial production.

Once the winter-only access area was no longer accessible for drilling and surface operations, Patch engaged in preparing a SAGD application for regulatory approval. As part of this application process, Patch completed an environmental baseline study. It is anticipated that a 10,000 barrel per day expandable SAGD plant may be completed for commercial production as early as 2010. Work on the SAGD application will continue concurrent with the next winter drilling program. Upon completion of its expandable 10,000 bbl/d SAGD production facility, Patch will be a major contributor to the production of oil sands within Alberta.

Patch held a special shareholders meeting in September that approved increasing the Company's outstanding share capital from 25 million to 300 million shares. The increase in share capital will provide Patch the latitude to increase its shareholder base. The special shareholders meeting also approved the granting of stock options of up to 10% of the outstanding shares on a rolling basis. In light of a booming Alberta economy, the hiring of both long-term and project-oriented employees may be difficult due to the unusually competitive market. The change in the stock option plan will be a key component towards attracting and retaining the high-quality, dedicated staff that will be required to see the project through to commercial fruition.

Patch's strategies for the next six months are equally aggressive. As operator, Patch is planning to delineate additional land tracts to assess the potential for commercial expansion. Patch's winter program provides for drilling additional core holes, and a 2D and 3D seismic program. This program will not only facilitate the remaining data required to fulfill the 10,000 bbl/d pilot project, but also provide delineation data that may support the project expansion to up to 40,000 bbl/d. The application is expected to be submitted as early as the summer of 2008.

overview

message to shareholders



Our theme this year is based on two critically important items that separate Patch from its competitors – quality and proficiency – valuable traits that will prove to be of substantial significance towards the success of Patch going forward and adding value to shareholders.

DEAR SHAREHOLDER,

I want to extend a thank you for your support and interest in our Company. Since Patch's restructuring in December 2006, we have made great strides towards developing the Company's oil sand assets and focusing on shareholder value. Your continued support through this exciting and dynamic time has been greatly appreciated.

This is an evolutionary time for Patch and it is very important for shareholders to understand where Patch fits in the emerging Canadian oil sands market. Our theme this year is based on two critically important items that separate Patch from its competitors – quality and proficiency – valuable traits that will prove to be of substantial significance towards the success of Patch going forward and adding value to shareholders.

The Athabasca oil sand asset is a world class asset, and the Patch land base that resides in this region is upper quartile in quality. Asset quality is the key success factor in the oil sands, not unlike the criteria for conventional oil and gas assets. Although the Alberta oil sands hold an enormous amount of bulk resource, the quality and thickness throughout the basin is not consistent. Because of this, a notable portion of the oil sands are still currently uneconomic to produce under current day cost structures and utilizing available technologies. Due to both the costs and science of SAGD production methodology, a quality asset is absolutely critical to becoming a commercial project.

In reference to in-situ oil sands, Patch defines a high quality asset as having a top quartile reservoir, in large enough abundance to be economically exploited, and located close to infrastructure. This has set the stage for Patch to unlock value at an accelerated pace within the oil sands industry. It is apparent that not only Patch believes its asset base holds all of these key ingredients - Patch's beliefs have been validated by third party engineering firm evaluations. Patch has a world class asset in a substantial quantity to bring to commercialization.

Equally important to the quality of the asset is how effectively it is exploited and brought to commercialization. The team that exploits the asset faster and cheaper than its competition will show a higher netback and quicker return on investment. Within this short timeframe, Patch has demonstrated a positive track record for accomplishing the preliminary tasks required to get the oil sands out of the ground. With the technical competence and capability to continue exploiting the asset base, Patch is well poised to move ahead to develop the assets efficiently and effectively.

As we move into the next phase of our development process, Patch will be making application to produce bitumen from the Athabasca oil sands. The application process is no small feat as it requires a substantial amount of detail before it can be submitted. Approval by the Alberta Energy and Utilities Board (AEUB) and Alberta Environment is required before construction and production can occur. The Application is a technical document covering numerous aspects of the project including production forecasts; sourcing and consumption forecasts; environmental assessment studies; reclamation strategies; and project management design, construction and commissioning forecasts.

The application process will be taking place concurrently with the winter drilling program. During the 2007/08 drilling season, Patch intends to further delineate its properties, gaining more knowledge about its resource base, and establishing target areas for the building of surface facilities. I feel that Patch will be well positioned to start construction upon approval of our application. This advance planning and strategy is what puts Patch in front of its competitors.

At this time, I would like to thank Patch's Board of Directors for its continued insightfulness, the management and staff for their hard work and dedication, and most importantly, you, our shareholder for your ongoing interest and encouragement towards the success of Patch.

Yours truly,



Jason Dagenais
Chief Operating Officer

Below Rig workers on site at Ells River.



Below Patch's wellsite geologist assessing drilling samples at Ells River 6-10.





operations

OIL SANDS SUMMARY

- Bitumen deposits located within the Alberta oil sands region contain an estimated 46 percent of the world's bitumen creating a large, predictable resource base with an average reserve life of 15-25 years. The Alberta oil sands are the second largest oil resource in the world, representing 14 percent of recoverable world oil reserves, or 175 billion barrels of bitumen. Oil sands account for approximately 60 percent of Alberta's current oil production and forecasts suggest that Alberta oil sands production will overtake conventional oil production with growth estimated over 400 percent in the next 15 years.

- The most successful recovery method for oil sands to date has proven to be the Steam Assisted Gravity Drainage, or SAGD, process. In this process, two parallel horizontal wells are placed near the bottom of the formation. The top horizontal well is used to continuously inject steam, which rises forming a large steam chamber above the well, forcing the bitumen and produced liquids downwards to be collected into the bottom well. The process leads to a high recovery rate at economic steam to oil ratios (SOR). The water and bitumen is recovered to the surface. With the introduction of SAGD, production efficiencies ranging from 35 to 55 percent or better are now possible, providing a higher rate of recovery than other more traditional methods of heavy oil recovery.


Oil Sands
Producer
Steam
Steam rises and melts Bitumen
Heated Bitumen flows into well
Overburden
Shale
Oil Sands
Limestone

Entering into the spring of 2007, Patch was fully engaged in exploration for high quality oil sands assets. Patch's oil sands leases in northern Alberta all have a 15-year term for exploration and development. Using a synergistic approach to exploration, Patch has delineated its asset base through the use of core, logs and seismic. Patch drilled a total of 22 core holes and acquired 64 miles of 2D seismic to acquire full earning rights across its properties.


PEACE RIVER
OIL SANDS
Ells River
Firebag
Muskwa
FORT
MCMURRAY
ATHABASCA
OIL SANDS
COLD LAKE
OIL SANDS
EDMONTON
CALGARY
CANADA
Oil Sands Area
Patch Oil Sands Leases
Surface Minable Area

areas of operation

ELLS RIVER / DOVER

Ells River (formerly referred to as "Dover"), located 40 kilometers northwest of Fort McMurray, Alberta, is the pre-eminent play for Patch. During the past season, Patch obtained full earning rights, acquiring an 80% working interest over 32 gross sections of land. Patch drilled a total of 19 new core wells and acquired approximately 64 miles of 2D seismic over the property. Initial results in the Ells River North area indicate a multiple pool discovery in both the McMurray Upper Shoreface sand and the McMurray Channel sand, with approximately 50 meters of gross pay. Based on a management estimated 1.4 billion barrels in place over the Ells River properties, it is confirmed that the Ells River discovery is large enough to support a baseline project and potentially holds multiple additional commercial SAGD projects. Another commercial project in relative proximity to Patch's lands is the original Underground Test Facility in Fort McKay, as well as other projects being actively pursued by Petro-Canada, Chevron, Total and CNRL. To date, the Ells River South property has remained unexplored by Patch.

2008 winter drilling objectives will further delineate the Ells River North and Central asset base, and explore for new prospects and discoveries within the remainder of the property. The 2008 winter drilling program provides for the drilling of additional core holes, and a 2D and 3D seismic program.

MUSKWA

Patch holds 10 square miles of land southwest of Fort McMurray with an average 95% working interest. Initial results indicate 4-7 meters of oil sand (gross pay), with cold flow potential of 110 million barrels of oil over nine sections. Cold flow refers to the ability of the heavy oil to be brought to the surface without the requirement to be heated. Drilling plans include obtaining inflow and viscosity tests to determine the productivity rate from the area. Production from Muskwa could be seen as early as 2008, subject to winter access restrictions.

Overall corporate 2007/08 operational plans include the full delineation of our existing asset base, strategic planning for SAGD development, collaboration with adjacent producers to establish availability to infrastructure, and investigation and pursuit of new technologies that may make other Patch land holdings prospective.

The following discussion should be read in conjunction with the financial statements and the related notes included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those projected in the forward-looking statements as a result of many factors, including those discussed in "Risk Factors," "Business" and elsewhere in this report.

OVERVIEW

Our business originally was the development and commercialization of non-prescription therapeutics and nutraceuticals designed to prevent inflammation and their sequelae, and the development of cosmetics for skin conditions. We did not generate any revenues from product sales, royalties or license fees. Due to our inability to obtain funding and/or partners to pursue our pharmaceutical projects, we decided to seek other business opportunities. We retained minority ownership in a former subsidiary, Pharmaxis Ltd. Pharmaxis Ltd. conducted an initial public offering in November 2003 and its shares are listed on the Australian Stock Exchange. In 2005, we began selling our shares of Pharmaxis Ltd. to fund our operations. At February 28, 2007, we no longer owned any shares of Pharmaxis Ltd.

In March 2004, we consummated an arrangement agreement with Patch Energy Inc. ("Energy") through which we acquired Energy, then a privately held oil and gas company continued under the laws of Canada, in a stock-for-stock transaction. As a result of the acquisition, Energy became our wholly owned subsidiary. In the arrangement, each issued common share of Energy was exchanged for one share of our common stock.

The acquisition was treated for accounting purposes as an acquisition by Energy of our net assets and liabilities. Because Energy was deemed to be the purchaser for accounting purposes, the consolidated financial statements have been presented as a continuation of Energy and include the results of operations of Energy since incorporation on February 11, 2002, and our results of operations since the date of acquisition on March 15, 2004.

In February 2006, we, through Energy, formed a new subsidiary, Patch Oilsands Ltd. ("Oilsands"), and Patch Oilsands Limited Partnership ("Partnership") in which we owned 75% of the Limited Partnership units. Oilsands managed the Partnership in its capacity as general partner.

On December 15, 2006, we completed our acquisition of Damascus Energy Inc., a private Alberta corporation ("Damascus") and related party. By acquiring Damascus, we received the right to earn up to an 80% working interest in 32 contiguous square miles of land located in the Fort McMurray area of central Alberta, Canada (the "Dover Oil Sands Project") under a farmout agreement between Damascus and Bounty Developments Ltd. ("Bounty").

On January 16, 2007, we completed our acquisition of 1289307 Alberta Ltd. ("1289307"), a private corporation incorporated under the laws of Alberta. By acquiring 1289307, we received the right to earn up to a 75% working interest in 18 square miles of 100% owned land, representing 11,520 acres, located in Townships 91-92, Range 2 W4M (the "Firebag Oil Sands Project"), in the Fort McMurray area of central Alberta, Canada, pursuant to a farmout agreement with Bounty. We also assumed a $1,000,000 Promissory Note payable to 1286664 Alberta Ltd., a company wholly owned by Michael S. Vandale, our then President and our current Chairman of the Board of Directors. In addition, under the terms of the Firebag Oil Sands agreement, 1289307 assumed an obligation of $4,393,140 (CAD$5,100,000). Since 1289307 had an obligation for this payment prior to our acquisition, the costs have been recorded as part of the initial purchase price of 1289307.

management's discussion and analysis

In December 2006, we completed a financing of 3,240,000 common shares at CAD$1.00 per share on a flow-through basis resulting in gross proceeds of approximately $2,798,400, and in February 2007, we completed a private placement of 8,302,000 Non-Flow-Through Special Warrants at $1.50 per Special Warrant and 4,653,750 Flow-Through Special Warrants at $1.65 per Flow-Through Special Warrant for gross proceeds of $20,131,687. We used the proceeds to fund development of the Dover Oil Sands Project, Firebag Oil Sands Project, and the Muskwa Leases and intend to continue to develop those properties with the remaining funds. We fulfilled our earning obligations and have an 80% working interest in the Dover Oil Sands Project and a 75% working interest in the Firebag Oil Sands Project.

Also in February 2007, we issued non-transferable warrants to purchase up to 762,645 shares of our common stock to our sales agents that participated in the sale of the Flow-Through Special Warrants and the Non-Flow-Through Special Warrants (the "Agents' Warrants"). The Agents' Warrants are exercisable at $1.50 per share on the later of: (i) February 27, 2008; and (ii) six months from the date the securities issued under the private placement are free from trading restrictions in the United States and Canada but no later than February 27, 2009 (the "Warrants").

On March 8, 2007, we disposed of the majority of our conventional oil and gas assets together with our entire interest in Oilsands and the Partnership in exchange for $778,590 (CAD$900,000) and 1,000,000 restricted shares of Great Northern Oilsands Inc. common stock, which were valued at $1,816,710 (CAD$2,100,000) at the date the agreement to sell the assets was struck.

The properties sold consist of our interests in the following areas:

- Kerrobert, Saskatchewan, Canada;
- Cecil, Alberta, Canada;
- Lloydminster, Alberta, Canada;
- Medicine Hat, Alberta, Canada;
- Eight Mile, British Columbia, Canada;
- Certain assets in the Leismer Area, Alberta, Canada

Effective June 1, 2007, Damascus and 1289307 were merged into Energy.

PLAN OF OPERATION

Going forward, Patch's mandate is to continue to focus on the oil sands lease development within the Ells River area in this fashion. The activity will focus on further exploration, delineation and development of the Ells River asset in preparation for a comprehensive SAGD pilot plant application to the Alberta Energy and Utilities Board and Alberta Environment as early as summer 2008. In addition to the exploration, Patch will also need to perform a series of tests to ascertain the viable source for water as part of the SAGD application and development plans.

Also, Patch intends to do exploration within the Muskwa property that may include drilling and testing of oil samples for viscosity and pressure transient analysis.

As part of our focus, we have disposed of the majority of our minority working interest properties holding conventional oil and gas assets. These conventional assets were sold to Great Northern in March 2007, as we believe the greater return on investment can be realized on our oil sands properties.

We require significant additional financing to facilitate our 2007-2008 exploration program, which will likely include drilling of additional core holes and a seismic program which may consist of a combination of 2D and 3D. We believe that obtaining a listing on the TSX Venture exchange will improve the visibility of the company and our chances for obtaining additional financing. We do not have any commitments for additional financing as of this date. We also have a $7.7 million flow-through share commitment which, if not met by January 2009, will require the Company to reimburse the subscribers for any tax payable as a result of its failure to meet its flow-through share commitments.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. Our consolidated financial statements include the accounts of the Company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. Our fiscal year-end is May 31.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions we may undertake in the future, actual results may differ from the estimates.

FINANCIAL INSTRUMENTS. The carrying amounts of financial instruments including cash, accounts receivable, investments, accounts payable and accrued liabilities, income taxes payable and amounts due to related parties, approximated fair value at May 31, 2007 and 2006.

INVESTMENTS. We report investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity. We regularly review investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, our ability to hold to recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

We periodically review these investments for other-than-temporary declines in fair value based on the specific identification method and write down investments to their fair value when an other-than-temporary decline has occurred. When determining whether a decline is other-than-temporary, we examine (i) the length of time and the extent to which the fair value of an investment has been lower than its carrying value: (ii) the financial condition and near-term prospects of the investee, including any specific events that may influence the operations of the investee such as changes in technology that may impair the earnings potential of the investee: and (iii) our intent and ability to retain the investment in the investee for a sufficient period of time to allow for any anticipated recovery in market value.

PROPERTY AND EQUIPMENT. Property and equipment consists of computer hardware is recorded at cost. Amortization is calculated at the rate of 30% per annum using the declining balance method.

OIL AND GAS INTERESTS. We follow the successful efforts method of accounting for our oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or non-productive development wells are capitalized while the costs of non-productive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and related support equipment, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated deprecation, depletion, and amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. In joint ventured oil and gas exploration and production activities, the accounts reflect only our proportionate interest in such activities.

ASSET RETIREMENT OBLIGATIONS. We account for asset retirement obligations in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.

Long-lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. We recognize an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

FOREIGN CURRENCY TRANSLATION. Our functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 "Foreign Currency Translation," using the exchange rate prevailing at the balance sheet date. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. The functional currency of our Canadian subsidiaries is the Canadian dollar. Their financial statements are translated to United States dollars under the current rate method in accordance with SFAS No. 52. Assets and liabilities are translated into U.S. dollars at rates of exchange in effect at the balance sheet date. Average rates for the year are used to translate revenues and expenses. The cumulative translation adjustment is reported as a component of accumulated other comprehensive income.

COMPREHENSIVE INCOME. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As at May 31, 2007 and 2006, the components of comprehensive income included unrealized holding gains and losses on available-for-sale securities and foreign currency translation adjustments.

MINORITY INTEREST. On February 3, 2006, we formed a new subsidiary, Patch Oilsands Ltd. ("Oilsands"), and on February 27, 2006, we formed Patch Oilsands Limited Partnership ("Partnership"), in which we own 75% of the Partnership units, with Habanero Resources Inc. owning 20.8333% and Micron Enviro Systems Inc. owning 4.1667%. Under the terms of the Partnership Agreement, we subscribed for units, where proceeds were for other than the purchase of our stock by the Partnership for consideration in transactions undertaken by the Partnership, at a preferential price compared to the two minority limited partners. The two limited partners paid a multiple of our subscription price of 1.28571 for Partnership units, up to the earlier of $4,359,000 (CAD$5,000,000) in capital contributions or the introduction of a third party limited partner. Oilsands managed the Partnership in its capacity as General Partner.

We consolidated our investment in Partnership. We recorded a gain on dilution, which is the difference between our contribution to the Partnership (70%) and our equity interest (75%). For the year ended May 31, 2006, this gain totalled $101,664 (May 31, 2007- Nil). Non-controlling interest on the consolidated balance sheet at May 31, 2006, represents the 25% minority interest in the net loss and 25% of the net assets of the Partnership. On March 8, 2007, the Company sold its entire interest in the Partnership, as part of the disposition of assets to Great Northern Oilsands Inc, therefore there is no minority interest or non-controlling interest recorded for the year ended May 31, 2007.

REVENUE RECOGNITION. We recognize oil and gas revenue when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectibility of the revenue is probable.

INCOME TAXES. We use the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon currently available information, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FLOW-THROUGH SHARES. A portion of our exploration activities has been financed through the issue of flow-through common shares. Under the terms of the flow-through share issuance, the related resource expenditure deductions are renounced to the shareholder in accordance with income tax legislation. Upon issuance of the flow-through shares, the proceeds are allocated between the offering of shares and the sale of tax benefits to investors. The allocation is made based on the difference between the quoted price of our shares and the amount received for the flow-through shares, with a liability being recognized for the difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is recognized for the difference between the amount of the deferred tax liability and the liability recognized on issuance.

STOCK-BASED COMPENSATION. Effective June 1, 2006, we account for stock based compensation arrangements in accordance with SFAS No. 123(R) "Share-Based Payment" using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized for the year ended May 31, 2007, includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of June 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 "Accounting for Stock-Based Compensation", and (ii) compensation cost for all share-based payments granted after June 1, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123(R). In accordance with the modified prospective transition method, results for prior periods have not been restated.

BASIC AND DILUTED INCOME (LOSS) PER SHARE. We compute income (loss) per share in accordance with SFAS No. 128 – "Earnings Per Share." Under the provisions of SFAS No. 128, basic income (loss) per share is computed using the weighted average number of common stock outstanding during the periods. Diluted income (loss) per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As we generated net losses in the years ended May 31, 2007, the basic and diluted loss per share are the same for that year as any exercise of options or warrants would be anti-dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140," to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets," to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

RESULTS OF OPERATIONS

On March 8, 2007, we sold the majority of our conventional oil and gas properties (see section titled "Sale of Properties to Great Northern Oilsands" above). As a result, net operating revenue derived from the properties disposed of in this transaction were reclassified into Discontinued Operations. We retained one minor producing property, at Macleod, Alberta, Canada, and during the fiscal year ended May 31, 2007, this property generated revenue of $15,581 and incurred oil and gas production, royalties and other expenditures of $30,179 for a net operating loss of $14,598. This compared to net operating income of $24,192 in the fiscal year ended May 31, 2006.

General and administrative costs for the fiscal year ended May 31, 2007, totaled $6,621,338 compared to $1,967,210 for the fiscal year ended May 31, 2006. The increase in general and administrative costs primarily related to non-cash charges, increased activity levels and severance charges. The non-cash component of the total general and administrative costs totaled $3,796,343 for fiscal year ended May 31, 2007, relative to $787,310 for fiscal year ended May 31, 2006. Of this amount, we recorded stock-based compensation charges of $3,136,343 for the fiscal year ended May 31, 2007, compared to $787,310 during the year ended May

31, 2006. At May 31, 2007, we have a total of 3,225,000 stock options issued and outstanding with a weighted average exercise price of $1.40 and a weighted average remaining contractual life of 4.7 years. At May 31, 2007, none of the issued and outstanding stock options had vested. The balance of the increase in general and administrative costs is attributed to increased activity levels associated with the acquisition and development of the assets acquired in the Damascus and 1289307 transactions, combined with one-time severance costs of $415,000 which were paid to previous management of the company, contributed to the increase in general and administrative expenses for the year.

Interest expense during the fiscal year ended May 31, 2007, amounted to $53,038 compared to Nil during the fiscal year ended May 31, 2006.

Depletion, depreciation and impairment of oil and gas property, dry hole costs and geological and geophysical costs totaled $13,220,687 for the fiscal year ended May 31, 2007, compared with $196,646 during the fiscal year ended May 31, 2006. In accordance with the guidelines surrounding successful efforts method of accounting (as described above) we have expensed all geological and geophysical costs incurred and dry hole costs (primarily associated with the Firebag Oil Sands Project). In addition, all unproved properties were assessed for impairment as at the balance sheet date with an impairment allowance of $5,036,371 recorded as part of depletion, depreciation and impairment of oil and gas property.

We earned interest and other income of $206,749 in 2007 as compared to $83,557 in 2006. Interest income was earned primarily through the short-term investment of available cash balances.

We recorded a holding loss of $14,161,373 resulting from the difference between the values of the Exchangeable Shares ($1.32 per share), the Flow Through Special Warrants ($1.65 per share) and the Non Flow-Through Special Warrants ($1.50 per share) at the time of the transactions and the fair market value of these securities at May 31, 2007 ($2.03 per Exchangeable share and Non Flow-Through Special Warrants and $2.23 for Flow-Through Special Warrants).

We recorded a gain on foreign exchange of $2,620,571 during the year ended May 31, 2007, as a result of the appreciation in the value of the Canadian dollar in comparison to the United States dollar.

As a result of the previously described sale of properties to Great Northern Oilsands Inc., we recorded a gain on sale of $612,937.

We realized a gain, before applicable taxes, of $13,684,318 from the sale of 6,791,937 Pharmaxis shares in 2007. At May 31, 2007, we do not hold any shares of Pharmaxis. During 2006, we recorded a gain, before applicable taxes, of $6,962,937 from the sale of 4,408,063 Pharmaxis shares.

Loss before taxes for the year ended May 31, 2007, after including the loss from discontinued operations of $424,379 from the disposal of the properties included in the sales transaction with Great Northern Oilsands Inc. and the holding loss on fair valuing the exchangeable shares and special warrants, was $19,050,022. This compares to net income before tax of $5,093,355 for the year ended May 31, 2006.

A current income tax expense of $2,785,763 was recorded for the year ended May 31, 2007, as compared to $2,406,243 for the prior year. The current tax payable is a result of the gain from the sale of the Pharmaxis shares during both 2007 and 2006.

A deferred income tax reduction of $3,213,573 has been recorded for the year ended May 31, 2007 (compared to Nil in 2006).

Net loss for the year ended May 31, 2007, was $18,622,212 ($1.05 per share basic and diluted) compared to net income for the year ended May 31, 2006, of $2,687,112 ($0.19 per share basic and diluted).

Other comprehensive loss in 2007 was comprised of a decrease in unrealized gain on available for sale Pharmaxis securities of $7,240,999. In 2006, we recorded other comprehensive income of $1,234,000, comprised of a decrease in unrealized gain on available for sale Pharmaxis securities of $2,364,217 and a holding gain of $3,598,217 associated with the remaining shares of Pharmaxis held at May 31, 2006.

Comprehensive loss for the current year was $25,136,900 compared to comprehensive income for the prior year of $4,032,672.

LIQUIDITY AND CAPITAL RESOURCES

For the fiscal year ended May 31, 2007, we used cash of $24,290,924 from our operating activities as compared to $1,526,196 used during the comparable fiscal year ended May 31, 2006. Investing activities used cash of $3,937,470 in 2007 as compared to $4,526,232 provided by investing activities in 2006. We expended $10,123,071 on our oil and gas interests in 2007 as compared to $2,436,705 in 2006. We realized gross proceeds on the sale of available-for-sale Pharmaxis securities of $13,684,318 in 2007 as compared to $6,962,937 in 2006.

Financing activities, net of expenses, provided $22,368,080 from the sale of special warrants and common stock in 2007 as compared to $1,410,746 in 2006. We used $6,309 to acquire shares of our common stock under our stock repurchase plan in 2007 compared to $111,077 in 2006.

At May 31, 2007, we had working capital of $1,148,501as compared to $2,089,735 as at May 31, 2006. We no longer own any available-for-sale securities, having sold the remainder of our Pharmaxis shares.

While we have not yet formally approved our 2007-2008 budget, we are planning a winter program which includes up to 60 core holes and 38 square miles of seismic. Additional financing will be required for this program to commence and to pay our corporate obligations over the next 12 months. The planned program will deal with a $7.7 million flow-through share commitment we have, which if not met by January 2009, will require the Company to reimburse the subscribers for any tax payable as a result of its failure to meet its flow-through share commitment.

The financial statements have been prepared on a going concern basis. However, the ultimate development of the Company's oil and gas projects, if proven commercial, will require significant additional funding. The Company's future operations are dependent upon its ability to obtain additional funding and ultimately achieve profitable operations. The outcome of these matters cannot be predicted with certainty at this time. The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 5, 2007, we appointed KPMG LLP ("KPMG") in Calgary, Canada as our registered independent public accountant for the fiscal year ended May 31, 2007. On March 5, 2007, we dismissed Morgan & Company ("Morgan") as our registered independent public accountant. The decisions to appoint KPMG and dismiss Morgan were approved by our Board of Directors on March 5, 2007.

During the fiscal years ended May 31, 2006 and 2005 and through the subsequent interim period up through the date of dismissal (March 5, 2007), there were no disagreements with Morgan on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Morgan, would have caused Morgan to make reference thereto in its report on our financial statements for such years. Further, there were no reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B occurring within our two most recent fiscal years and the subsequent interim period up through the date of dismissal (March 5, 2007).

The audit report of Morgan for Patch's financial statements as of May 31, 2005, contained a separate paragraph stating:

"These financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of the uncertainty."

During our two most recent fiscal years and the subsequent interim period up through the date of engagement of KPMG (March 5, 2007), neither we nor anyone on our behalf consulted KPMG regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements. Further, KPMG has not provided us with written or oral advice that was an important factor that we considered in reaching a decision as to any accounting, auditing or financial reporting issues.

Morgan furnished us with a letter addressed to the Securities and Exchange Commission stating that it agreed with the above statements. A copy of the letter furnished in response to that was filed as an exhibit to our Form 8-K dated March 5, 2007.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock has been traded on the OTC Bulletin Board since July 23, 1998, except for two periods during which the stock was traded on the "Pink Sheets": March 9, 2000 to November 21, 2000 and June 3, 2003 to January 8, 2004. The trading symbol was changed from "PTII" to "PTCH" effective March 28, 2006. The following table sets forth the range of high and low bid quotations for each fiscal quarter for the fiscal years ended May 31, 2006 and 2007. These quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

Bid Prices ($)	High	Low
Quarter Ended:		
August 31, 2005	$ 0.70	$ 0.02
November 30, 2005	$ 0.69	$ 0.32
February 28, 2006	$ 1.67	$ 0.38
May 31, 2006	$ 2.58	$ 0.46
August 31, 2006	$ 1.85	$ 0.81
November 30, 2006	$ 1.02	$ 0.58
February 28, 2007	$ 2.74	$ 0.84
May 31, 2007	$ 2.56	$ 1.50

On August 17, 2007, the closing bid price for the common stock was $1.46. The number of record holders of the common stock as of August 17, 2007, was 426 according to our transfer agent.

DIVIDEND POLICY

Holders of shares of common stock are entitled to dividends when, and if, declared by the board of directors out of funds legally available therefor. To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board of directors deems relevant.

RECENT SALES OF UNREGISTERED SECURITIES

During the quarter ended May 31, 2007, we sold unregistered securities in transactions as follows:

Date	Persons or Class of Persons	Securities	Consideration
May 17, 2007	Directors, Officers and Employees	Options to purchase 1,175,000 of the Company's common stock at $1.75 per share	Services

No underwriters were used in this stock transaction. The registrant relied upon the exemption from registration contained in Section 4(2) and/or Rule 506 as to the transaction, as the investors were either deemed to be sophisticated with respect to the investment in the securities due to their financial condition and involvement in the registrant's business or accredited investors. Restrictive legends were placed on the certificates evidencing the securities issued in the transaction.

AR
07

INDEPENDENT AUDITORS' REPORT
THE BOARD OF DIRECTORS
PATCH INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheet of Patch International Inc. as of May 31, 2007, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Patch International Inc. as at May 31, 2006, and for the year ended May 31, 2006, were audited by other auditors whose report dated July 28, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patch International Inc. as of May 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 13 to the consolidated financial statements, as of June 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

KPMG LLP
Calgary, Canada
September 21, 2007

consolidated financial statements

INDEPENDENT AUDITORS' REPORT
THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PATCH INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheets of Patch International Inc. as of May 31, 2006, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the year ended May 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patch International Inc. as of May 31, 2006, and the results of their operations and their cash flows for the year ended May 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Vancouver, B.C.
July 28, 2006

/s/ Morgan & Company
Chartered Accountants

PATCH INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(STATED IN U.S. DOLLARS)

For the year ended	May 31, 2007	May 31, 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 6,590,466	$ 4,473,444
Accounts receivable	18,966	29,260
Due from related parties (Note 5)	1,009,697	-
Prepaid expenses and other	71,480	70,603
Total Current Assets	7,690,609	4,573,307
Marketable securities (Note 6)	850,000	7,241,000
Joint venture receivable (Note 7)	323,394	-
Property and equipment	98,916	1,452
Oil and gas interests (successful efforts method) (Note 8)	37,658,925	2,964,017
Total Assets	46,621,844	14,779,776
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	2,756,345	215,694
Income taxes payable (Note 15)	2,785,763	2,181,000
Due to related parties (Note 5)	1,000,000	86,878
Total Current Liabilities	6,542,108	2,483,572
Exchangeable shares (Note 9)	20,150,772	-
Special warrants (Note 10)	26,505,862	-
Asset retirement obligations (Note 11)	129,959	34,379
Total Liabilities	53,328,701	2,517,951
Non-controlling Interest	-	570,862
STOCKHOLDERS' EQUITY		
Class A Preferred Voting Stock (Note 12):		
1 share authorized with par value of $0.01 per share; 1 share issued and outstanding	-	-
Class B Preferred Voting Stock (Note 12):		
10,000 shares authorized with par value of $0.01 per share; 1 share issued and outstanding	-	-
Common Stock:		
25,000,000 common shares authorized with par value of $0.001 per share (Note 20)		
20,239,774 shares issued and outstanding (May 31, 2006 – 15,163,112 shares)		
(excludes 2,000 shares held in treasury (Note 13))	20,240	15,163
Additional paid-in capital	10,111,507	3,335,380
Stock subscriptions receivable	(38,500)	-
Accumulated other comprehensive (loss) income	837,870	7,352,558
Retained earnings (deficit)	(17,637,974)	987,862
Total Stockholders' Equity	(6,706,857)	11,690,963
Total Liabilities and Stockholders' Equity	46,621,844	14,779,776

Future Operations (Note 2)
Commitments (Note 17)
Contingent Liabilities (Note 19)
Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

PATCH INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(STATED IN U.S. DOLLARS)

For the year ended	May 31, 2007	May 31, 2006
Revenue		
Oil and gas	$ 15,581	$ 43,668
Expenses		
Oil and gas production and royalties	30,179	19,476
General and administrative	6,621,338	1,967,210
Interest	53,038	-
Depletion, depreciation, accretion and impairment of oil and gas property	5,087,858	196,646
Dry hole costs	5,664,773	-
Geological and geophysical costs	2,468,056	-
Total operating expenses	19,925,242	2,183,332
Other income (expenses)		
Interest and other	206,749	83,557
Gain on dilution	-	101,664
Financing costs (Note 10)	(633,263)	-
Holding loss on exchangeable shares and special warrants (Notes 9 & 10)	(14,161,373)	-
Holding loss on marketable securities (Note 6)	(1,045,921)	-
Gain on foreign exchange	2,620,571	42,820
Gain on sale of marketable securities	13,684,318	6,962,937
Total other income (loss)	671,081	7,190,978
Net income (loss) before discontinued operations	(19,238,580)	5,051,314
Discontinued operations (Note 14)	(424,379)	42,041
Gain on sale of investment and oil and gas assets (Note 14)	612,937	-
Income (loss) before income taxes	(19,050,022)	5,093,355
Provision for income taxes (Note 15)		
Current	2,785,763	2,406,243
Deferred (reduction)	(3,213,573)	-
	(427,810)	2,406,243
Net income (loss)	(18,622,212)	2,687,112
Other comprehensive income (loss) (Note 16)		
Marketable securities:		
Reclassification to realized gain	(7,240,999)	(2,364,217)
Holding gain (loss)	-	3,598,217
Increase (decrease) in unrealized gain on marketable securities	(7,240,999)	1,234,000
Foreign currency translation adjustment	726,311	111,560
Other comprehensive income (loss)	(6,514,688)	1,345,560
Comprehensive income (loss)	(25,136,900)	4,032,672
Net income (loss) per share		
Basic	$(1.05)	$0.19
Diluted	$(1.05)	$0.19
Weighted average number of common shares outstanding		
Basic	17,698,000	13,854,000
Diluted	17,698,000	14,508,000

The accompanying notes are an integral part of these consolidated financial statements

PATCH INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(STATED IN U.S. DOLLARS)

For the year ended	May 31, 2007	May 31, 2006
Operating Activities		
Net income (loss)	$ (18,622,212)	$ 2,687,112
Adjustments for items not involving cash:		
Depletion, depreciation, accretion and impairment of oil and gas property	5,087,858	265,756
General and administrative	660,000	-
Stock-based compensation	3,136,343	787,310
Financing costs	633,263	-
Holding loss on exchangeable shares and special warrants	14,161,373	-
Gain on sale of marketable securities	(13,684,318)	(6,962,937)
Holding loss on marketable securities	1,045,921	-
Gain on sale of investment n oil and gas assets	(612,937)	-
Gain on foreign exchange	(2,620,571)	-
Deferred taxes	(3,213,573)	-
Gain on dilution	-	(101,664)
Non-controlling interest in net loss	-	(13,600)
Increase in accounts receivable	(5,087)	(7,506)
(Increase) decrease in prepaid expenses and other	2,671	(69,373)
Increase in due to related parties	(95,379)	(255,935)
Increase in accounts payable and accrued liabilities	(10,762,151)	(82,313)
Increase in income taxes payable	604,763	2,181,000
Net cash used in continuing operations	(24,284,036)	(1,572,149)
Discontinued operations	(6,888)	45,953
Net cash used in operating activities	(24,290,924)	(1,526,196)
Investing Activities		
Capital contribution to limited partnership	(306,901)	-
Purchase of equipment	(88,619)	-
Net proceeds on sale of subsidiary and limited partnership	771,742	-
Oil and gas interests, net of dispositions	(10,123,071)	(2,436,705)
Proceeds on sale of marketable securities	13,684,319	6,962,937
Net cash provided by investing activities	3,937,470	4,526,232
Financing Activities		
Third party contribution to limited partnership	-	666,996
Proceeds from special warrants	18,759,033	-
Proceeds from common stock	3,609,047	743,750
Acquisition of treasury stock	(6,309)	(111,077)
Net cash provided by financing activities	22,361,771	1,299,669
Effect of exchange rate changes on cash	108,705	44,867
Change in cash and cash equivalents for the period	2,117,022	4,344,572
Cash and cash equivalents, beginning of period	4,473,444	128,872
Cash and cash equivalents, end of period	6,590,466	4,473,444

Continued on next page

PATCH INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(STATED IN U.S. DOLLARS) Continued

For the year ended	May 31, 2007	May 31, 2006
CASH AND CASH EQUIVALENTS CONSIST OF:		
Cash in bank	304,821	1,183,931
Term deposits	6,285,645	3,289,513
	6,590,466	4,473,444
NON-CASH ITEMS		
Shares received for sale of assets	1,956,990	-
Common stock issued for working interest in oil sands property	-	472,500
Common shares issued on the acquisition of Damascus Energy Inc. (Note 9(a))	12,442,965	-
SUPPLEMENTAL CASH FLOW INFORMATION		
Taxes paid	2,256,649	225,243
Interest paid	49,525	36,560

The accompanying notes are an integral part of these consolidated financial statements

AR
07

PATCH INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(STATED IN U.S. DOLLARS)

	Preferred Stock	
	Shares	Amount
Balance, May 31, 2005	-	$ -
Stock adjustments due to reverse and forward stock splits	-	-
Stock options exercised for cash	-	-
Common stock issued for working interest in oil sands property	-	-
Common stock issued for consulting and investor relations services	-	-
Stock options issued for consulting services	-	-
Stock subscriptions received	-	-
Acquisition of treasury stock	-	-
Accumulated other comprehensive income	-	-
Net income for the year	-	-
Balance, May 31, 2006	-	$ -
Stock options exercised for cash	-	-
Common stock issued by private placement	-	-
Acquisition of treasury stock and cancelled	-	-
Acquisition of treasury stock		
Acquisition of Damascus Energy Inc.	1	-
Acquisition of 1289307 Alberta Ltd.	1	-
Share issuance costs		
Stock-based compensation	-	-
Accumulated other comprehensive income	-	-
Net loss for the year	-	-
Balance, May 31, 2007	2	$ -

All per share amounts have been retroactively restated to reflect the 1 for 10 reverse common stock split on July 25, 2005, and the 2.5 for 1 forward common stock split on March 27, 2006.

The accompanying notes are an integral part of these consolidated financial statements

Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Stock Subscriptions Receivable	Acoumulated Other Comprehensive Income (loss)	Retained Earnings (Deficit)	Total Stockholders' Equity
12,753,410	$ 12,753	$ 1,410,837	$ (4,000)	$ 6,006,999	$ (1,660,780)	$ 5,765,809
653	-	-	-	-	-	-
1,832,500	1,833	737,917	-	-	-	739,750
437,500	438	472,062	-	-	-	472,500
337,799	338	266,162	-	-	-	266,500
-	-	520,810	-	-	-	520,810
-	-	-	4,000	-	-	4,000
(198,750)	(199)	(72,408)	-	-	(38,470)	(111,077)
-	-	-	-	1,345,559	-	1,345,559
-	-	-	-	-	2,687,112	2,687,112
15,163,112	$ 15,163	$ 3,335,380	$ -	$ 7,352,558	$ 987,862	$ 11,690,963
1,590,000	1,590	1,144,410	(38,500)	-	-	1,107,500
3,240,000	3,240	2,601,229	-	-	-	2,604,469
(3,588)	(3)	(1,127)	-	-	(3,624)	(4,754)
(2,000)	(2)	(1,553)	-	-	-	(1,555)
-	-	-	-	-	-	-
-	-	-	-	-	-	-
		(102,922)				(102,922)
252,250	252	3,136,090	-	-	-	3,136,342
-	-	-	-	(6,514,688)	-	(6,514,688)
-	-	-	-	-	(18,622,212)	(18,622,212)
20,239,774	$ 20,240	$ 10,111,507	$ (38,500)	$ 837,870	$ (17,637,974)	$ (6,706,857)

1. ORGANIZATION AND NATURE OF OPERATIONS

Patch International, Inc. (the "Company") was incorporated in the State of Nevada on June 20, 1997. Effective June 15, 2004, the Company changed its domicile from Utah to Nevada. Effective March 15, 2004, the Company acquired all the issued and outstanding common stock of Patch Energy Inc. ("Energy"), a private company incorporated in British Columbia, Canada, which is involved in the exploration, development and production of oil and natural gas. Prior to the acquisition, the Company was a non-operating corporation with nominal net assets. The acquisition is a capital transaction in substance and therefore has been accounted for as a recapitalization of the Company. Accordingly, because Energy is deemed to be the purchaser for accounting purposes, these consolidated financial statements are presented as a continuation of Energy and include the results of operations of Energy since incorporation on February 11, 2002, and the results of operations of the Company since the date of acquisition on March 15, 2004.

On February 3, 2006, the Company, through its subsidiary Energy, incorporated a wholly-owned subsidiary, Patch Oilsands Ltd. ("Oilsands") in British Columbia, Canada. On February 27, 2006, the Company formed Patch Oilsands Limited Partnership (the "Partnership"), a Canadian limited partnership, of which Energy owned a 75% interest and Oilsands was the general partner. On March 8, 2007, Energy sold its interest in both Oilsands and Partnership as a part of a sale of assets to Great Northern Oilsands Inc. (Note 14).

On December 15, 2006, the Company acquired 100% of the issued and outstanding share capital of Damascus Energy Inc. in consideration for one share of Class A Preferred Voting Stock of the Company and 9,426,489 shares of Series A Preferred Stock of Patch Energy Inc. that are exchangeable for 9,426,489 shares of the Company's common stock. Refer to Note 9(a).

On January 16, 2007, the Company acquired 100% of the issued and outstanding share capital of 1289307 Alberta Ltd. in consideration for one share of Class B Preferred Voting Stock of the Company and 500,000 shares of Series A Preferred Stock of Patch Energy Inc. that are exchangeable for 500,000 shares of the Company's common stock. Refer to Note 9(b).

Effective June 1, 2007, both Damascus Energy Inc. and 1289307 Alberta Ltd. were merged with Patch Energy Inc. and ceased to exist as separate entities.

2. FUTURE OPERATIONS

The financial statements have been prepared on a going concern basis. The Company incurred a net loss of $18.6 million for the year ended May 31, 2007, had an accumulated deficit of $17.6 million and positive working capital of $1.1 million. In addition, the Company has a $7.7 million flow-through share commitment, which if not met by January 2009, will require the Company to reimburse the subscribers for any tax payable as a result of its failure to meet its flow-through share commitment. The Company currently anticipates spending its existing funds in the current fiscal year to maintain operations and additional funding will be required to meet the flow-through share commitment and for expenditures connected with the acquisition, exploration and appraisal of new and existing oil and gas projects.

The ultimate development of the Company's oil and gas projects, if proven commercial, will require additional funding. The Company's future operations are dependent upon its ability to obtain additional funding and ultimately achieve profitable operations. The outcome of these matters cannot be predicted with certainty at this time. The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

3. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company's fiscal year-end is May 31.

B) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

C) FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and amounts due to/from related parties, approximated fair value at May 31, 2007 and 2006.

D) MARKETABLE SECURITIES

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity. The Company regularly reviews investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold to recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

The Company periodically reviews these investments for other-than-temporary declines in fair value based on the specific identification method and writes down investments to their fair value when an other-than-temporary decline has occurred. When determining whether a decline is other-than-temporary, the Company examines (i) the length of time and the extent to which the fair value of an investment has been lower than its carrying value: (ii) the financial condition and near-term prospects of the investee, including any specific events that may influence the operations of the investee such as changes in technology that may impair the earnings potential of the investee: and (iii) the Company's intent and ability to retain its investment in the investee for a sufficient period of time to allow for any anticipated recovery in market value.

E) PROPERTY AND EQUIPMENT

Property and equipment consists of office furniture and computer hardware and software and is recorded at cost. Amortization is calculated at the rate of 30% per annum using the declining balance method.

F) OIL AND GAS INTERESTS

The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or non-productive development wells are capitalized while the costs of non-productive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and related support equipment, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated deprecation, depletion, and amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company's proportionate interest in such activities.

G) FLOW-THROUGH SHARES

A portion of the Company's exploration activities have been financed through the issue of flow-through common shares and flow-through Special Warrants. Under the terms of these issuances, the related resource expenditure deductions are renounced to the shareholder in accordance with income tax legislation in Canada. Upon issue of the flow-through shares/warrants, the proceeds are allocated between the offering of shares and the sale of tax benefits to investors. The allocation is made based on the difference between the quoted price of the Company's shares and the amount received for the flow-through shares, with a liability being recognized for the difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is recognized for the difference between the amount of the deferred tax liability recognized on issuance.

H) ASSET RETIREMENT OBLIGATIONS

The Company accounts for asset retirement obligations in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.

I) LONG-LIVED ASSETS

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

J) FOREIGN CURRENCY TRANSLATION

The Company's functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 "Foreign Currency Translation", using the exchange rate prevailing at the balance sheet date. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. The functional currency of the Company's Canadian subsidiaries is the Canadian dollar. Their financial statements are translated to United States dollars under the current rate method in accordance with SFAS No. 52. Assets and liabilities are translated into U.S. dollars at rates of exchange in effect at the balance sheet date. Average rates for the year are used to translate revenues and expenses. The cumulative translation adjustment is reported as a component of accumulated other comprehensive income.

K) COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As at May 31, 2007 and 2006, the components of comprehensive income included unrealized holding gains and losses on available-for-sale securities and foreign currency translation adjustments.

L) MINORITY INTEREST

The Company consolidated its investment in Patch Oilsands Limited Partnership (the "Partnership"). The Company recorded a gain on dilution, which is the difference between Energy's contribution to the Partnership (70%) and its equity interest (75%). For the year ended May 31, 2006, this gain totalled $101,664 (May 31, 2007 – Nil). Non-controlling interest on the consolidated balance sheet at May 31, 2006, represents the 25% minority interest in the net loss and 25% of the net assets of the Partnership. On March 8, 2007, the Company sold its entire interest in the Partnership, as part of the disposition of assets to Great Northern Oilsands Inc. (Note 14), therefore there is no minority interest or non-controlling interest recorded for the year ended May 31, 2007.

M) REVENUE RECOGNITION

The Company recognizes oil and gas revenue when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectibility of the revenue is probable.

N) INCOME TAXES

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon currently available information, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

O) STOCK-BASED COMPENSATION

Prior to June 1, 2006, the Company accounted for stock-based awards under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method of accounting. Effective June 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R "Share Based Payments", using the modified prospective transition method. Under that transition method, compensation cost is recognized for all stock-based payments granted prior to, but not yet vested as of June 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all stock-based payments granted subsequent to June 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

P) BASIC AND DILUTED INCOME (LOSS) PER SHARE

The Company computes income (loss) per share in accordance with SFAS No. 128 – "Earnings Per Share". Under the provisions of SFAS No. 128, basic income (loss) per share is computed using the weighted average number of common stock outstanding during the periods. Diluted income (loss) per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated a net loss in the year ended May 31, 2007, the basic and diluted loss per share is the same for that year as any exercise of options or warrants would be anti-dilutive.

4. RECENT PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The Company is currently evaluating the impact that SFAS No. 159 may have on the financial position, results of operations and cash flows of the Company.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement will not have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140," to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets," to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on our future reported financial position or results of operations.

5. DUE TO/FROM RELATED PARTIES

a) Related parties include former and current directors and officers and companies with common management and directorships. Related party accounts are unsecured with no fixed terms of interest or repayment. At May 31, 2007, $1,009,697 (May 31, 2006 - $86,878 owing to related parties) was due from related parties, of which $1,005,729 is due from a current director of the Company.

b) At the time of acquisition of Damascus Energy Inc. the president of Damascus was also a director of Patch Energy Inc. In conjunction with this acquisition (as disclosed in Note 9(a)) a director of the Company received $244,840 (CAD$283,019).

c) An officer and the then sole director of the Company earned a fee of $1,000,000 for the facilitation of the acquisition of the Firebag Oil Sands Project contained in 1289307 Alberta Ltd. (as disclosed in Note 9(b)) by the Company. These properties were previously owned by a company controlled by this officer who was at the time the sole director of the Company. The timing of this payment is subject to certain conditions as set out in an agreement between the parties.

d) During the year ended May 31, 2007, the Company paid $525,298 (2006 - $198,677) in management fees to former directors and officers of the Company, of which $415,000 related to severance pay to former directors and officers.

e) A finders' fee of $114,428 (CAD$132,300) was paid to an officer and the then sole director of the Company in connection with the flow-through private placement as described in Note 13.

The above transactions have been measured in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. MARKETABLE SECURITIES

During the year ended May 31, 2007, the Company sold 6,791,937 Pharmaxis Ltd. ("Pharmaxis") shares, an Australian company listed on the Australian Stock Exchange, for gross proceeds of $13,684,319, and realized a gain of $13,684,318, before applicable taxes. The Company recorded the ordinary shares of Pharmaxis at market value, net of tax. At May 31, 2007, the Company owns no ordinary shares (May 31, 2006 – 6,791,937) of Pharmaxis.

The Company paid Australian taxes of $2,256,649 (AUS$2,861,657) (Note 15) on sales of Pharmaxis' shares up to May 31, 2006, on December 1, 2006. The Company has accrued an estimate of Australian taxes of $2,785,763 (AUS$3,367,702) on the sale of its remaining Pharmaxis' shares during the year ended May 31, 2007.

As a part of its sale of assets to Great Northern Oilsands Inc. ("GNOS") (Note 13), the Company received 1,000,000 Rule 144 restricted common shares of GNOS with a value of $1,956,990 (CAD$2,100,000) at May 31, 2007. Effective April 16, 2007, GNOS announced the forward split of its common stock on a 50 to 1 basis. As a result, the Company holds 50,000,000 shares of GNOS at May 31, 2007, with a market value for the shares at May 31, 2007, of $850,000. These shares are held in trust for the Company and have been classified as marketable securities.

	Market Value May 31, 2007
50,000,000 ordinary shares – Great Northern Oilsands Inc.	$ 850,000

	Market Value May 31, 2006
6,791,937 ordinary shares – Pharmaxis Ltd.	$ 7,241,000

7. JOINT VENTURE RECEIVABLE

Pursuant to the terms of the Farmout Agreement on the Dover (Ells) property, the Company has earned an 80% working interest in the joint lands by drilling 16 evaluation wells on the property. Subsequent to meeting its earning requirements the Company drilled an additional 3 evaluation wells on the property. The Company is responsible for its 80% share of the costs of these 3 additional evaluation wells and pursuant to the terms of the Farmout Agreement the Company will finance its joint venture partner for its 20% share of the costs of these 3 additional evaluation wells. The joint venture partner's share of the additional well costs will be repaid upon the earlier of the sale of the Company's interest in the property or 10 years from the abandonment of these 3 additional wells. Interest shall accrue on the outstanding amount at the Bank of Canada's prime rate plus 1% until the amount is repaid. At May 31, 2007, the amount owing to the Company is $323,394.

8. OIL AND GAS INTERESTS

	May 31, 2007	May 31, 2006
OIL AND GAS INTERESTS – SUCCESSFUL EFFORTS METHOD		
Balance beginning of the year	$ 2,964,017	$ 198,284
Expenditures and acquisitions	50,566,872	3,029,321
Dispositions	(2,651,277)	-
Depletion, depreciation and impairment of oil and gas property	(5,087,858)	(193,888)
Dry well and abandoned interests	(5,664,773)	(69,700)
Geological and geophysical costs	(2,468,056)	-
Balance end of the year	$ 37,658,925	$ 2,964,017

Effective December 15, 2006, the Company acquired Damascus Energy Inc. (Note 9(a)) for total share consideration of $12,442,965. The Oil and Gas Interests acquired in this transaction were valued at $23,475,628 with the majority of this value attributable to the Dover Oil Sands Project. Additional drilling and seismic activity, which earned the Company an 80% working interest on the Dover lands during the period from December 15, 2006 to May 31, 2007 totalled approximately $11.8 million. Effective January 16, 2007, the Company acquired 1289307 Alberta Ltd. (Note 9(b)). The Oil and Gas Interests acquired in this transaction were valued at $5,417,197, all attributable to the Firebag Oil Sands Project.

Additional drilling and seismic activity, which earned the Company a 75% working interest on the Firebag lands during the period from January 16, 2007 to May 31, 2007 totalled approximately $5.5 million. The remainder of the expenditures and acquisitions during the year relate primarily to drilling activity on the Company's non-core conventional asset base, of which the majority was disposed of in the transaction with Great Northern Oilsands Inc. (Note 14). All properties are classified as unproved properties as no proven reserves exist. All activity relating to Oil and Gas Interests by the Company is located in Canada.

In accordance with successful efforts accounting for oil and gas interests the Company has expensed all geological and geophysical costs incurred. The drilling costs associated with the Firebag properties have been expensed in the year as the drilling results on the property did not support recoverability of these costs. In addition, the Company has charged to earnings approximately $5.0 million of the carrying value of its costs in acquiring its interests in the Firebag property.

9. ACQUISITIONS

a) The Company entered into a Share Exchange Agreement dated December 1, 2006 with Damascus Energy Inc. ("Damascus"), whereby the Company would acquire 100% of the issued and outstanding share capital of Damascus. The transaction closed on December 15, 2006, and is accounted for using the purchase method. By acquiring Damascus the Company received the right to earn up to an 80% working interest in the Dover Oil Sands Project. The consolidated statements of operations for the Company includes the operating results of Damascus from the date the transaction closed to May 31, 2007. Under the terms of the Share Exchange Agreement, because the Company did not have enough authorized shares to effect the transaction, Energy acquired all of the issued and outstanding common shares of Damascus (18,852,978 common shares) in consideration for one share of Class A Preferred Voting Stock of the Company and 9,426,489 shares of Series A Preferred Stock of Energy (the "Exchangeable Shares") that are exchangeable for 9,426,489 shares of the Company's common stock. Refer to Note 12. The Exchangeable Shares will be exchanged when the Company has increased its authorized common stock, however no recourse exists should approval not be received by the Company allowing for the conversion of the Exchangeable Shares into the Company's common stock. The shares were valued at $1.32, based upon the market price of the Company's common shares at the closing date of the transaction. During the next fiscal year adjustments may be made to finalize the purchase price equation. The president of Damascus, who was also a director of Energy prior to the acquisition, was appointed to serve as a director of the Company. A director of Energy received $244,840 (CAD$283,019) in connection with the acquisition.

The purchase price was allocated to the following assets and liabilities:

Accounts receivable	$ 279,368
Oil and gas interests	23,475,628
Accounts payable and accrued liabilities	(7,597,054)
Other current liabilities	(427,871)
Asset retirement obligation	(73,534)
Deferred income taxes	(3,213,572)
Paid by issuance of 9,426,489 shares of Series A preferred stock of Patch Energy Inc., and 1 share of Class A preferred voting stock of Patch International Inc.	$ 12,442,965

PRO FORMA RESULTS (UNAUDITED):

The pro forma data of the Company set forth below gives effect to the purchase transactions completed in fiscal 2007 as if they had occurred at the beginning of fiscal 2007 and at the beginning of fiscal 2006. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations of the Company.

	June 1, 2006 to May 31, 2007	June 1, 2005 to May 31, 2006
Pro Forma Revenue	$ 24,644	$ 43,668
Pro Forma Net Income (Loss)	(19,367,854)	2,679,581
Pro Forma Net Income (Loss) Per Share – Basic and Diluted	(1.09)	0.19

b) The Company entered into a Share Exchange Agreement dated December 21, 2006, with 1289307 Alberta Ltd. ("1289307"), whereby the Company would acquire 100% of the issued and outstanding share capital of 1289307. The transaction closed on January 16, 2007, and is accounted for using the purchase method. By acquiring 1289307 the Company received the right to earn up to a 75% working interest in the Firebag Oil Sands Project. The consolidated statements of operations for the Company includes the operating results of 1289307 from the date the transaction closed to May 31, 2007. Under the terms of the Share Exchange Agreement, because the Company did not have enough authorized shares to effect the transaction, Energy acquired all of the issued and outstanding common shares of 1289307 (500,000 common shares) in consideration for one share of Class B Preferred Voting Stock of the Company and 500,000 shares of Energy that are exchangeable for 500,000 shares of the Company's common stock. Refer to Note 12. The Exchangeable Shares will be exchanged when the Company has increased its authorized common stock, however no recourse exists should approval not be received by the Company allowing for the conversion of the Exchangeable Shares into the Company's common stock. The shares were valued at $1.32, based upon the market price of the Company's common shares at the closing date of the transaction. During the next fiscal year adjustments may be made to finalize the purchase price equation. A private Alberta company controlled by an officer of the Company was repaid $1,000,000 for a promissory note in connection with the acquisition.

The purchase price was allocated to the following assets and liabilities:

Accounts receivable	$ 1
Oil and gas interests	5,417,197
Other current liabilities	(4,417,197)
Promissory note payable – Note 4(c)	(1,000,000)
Purchase price	$ 1

As this acquisition was part of a series of sequential transactions which reflect the acquisition of 1289307 by the Company the purchase price allocation presented above differs from that presented at February 28, 2007, as follows:

i) Under the terms of the Firebag Oil Sands Project agreement, dated December 21, 2006, 1289307 assumed an obligation of $4,393,140 (CAD$5,100,000). At February 28, 2007, this cash payment was recorded by the Company as a capital expenditure subsequent to the acquisition of 1289307. However, since 1289307 had an obligation for this payment prior to its acquisition by the Company the costs have been reclassified and included as part of the initial purchase price of 1289307.

ii) At February 28, 2007, the 500,000 Exchangeable Shares which were issued by the Company in conjunction with the acquisition of 1289307 was included in the purchase price. These Exchangeable Shares, with a value of $660,000 based upon the market price of the Company's common stock at the closing date of the transaction, have now been excluded from the purchase price of 1289307. The $660,000 has been charged to net income in the current year as a fee paid by the Company to two individuals who were the shareholders of 1289307 and subsequently became directors of the Company.

The holders of the Series A Preferred shares of Patch Energy Inc. do not have any voting or economic interest in the operations and assets of Patch Energy Inc.

The value of the purchase price, represented by the Series A Preferred Stock of Energy which is exchangeable into common stock of the Company, as disclosed in both Notes 9(a) and (b) totals $20,150,772 and has been presented as a liability on the face of the balance sheet as at May 31, 2007. In accordance with EITF – 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the Company determined that, at the classification assessment date, share settlement was not within the control of the Company, as shareholder approval was required, and therefore the value of the exchangeable shares is classified as a liability and is fair valued as at May 31, 2007, using a market price of $2.03 per share. As of September 11, 2007, the share price was $1.06 per share. The balance will be reclassified to stockholder's equity once the Company has increased its authorized number of shares (Note 20).

	Issued	Issue Price	$
Exchangeable Shares:			
Issued on acquisition of Damascus (Note 9(a))	9,426,489	$1.32	12,442,965
Issued in conjunction with the acquisition of 1289307 (Note 9(b))	500,000	$1.32	660,000
	9,926,489		13,102,965
Fair value adjustment – Exchangeable Shares	-		7,047,807
	9,926,489		20,150,772

10. SPECIAL WARRANTS AND FLOW-THROUGH SPECIAL WARRANTS

On February 27, 2007, the Company completed a private placement of 8,302,000 Special Warrants at $1.50 per Special Warrant, and 4,653,750 Flow-through Special Warrants at $1.65 per Flow-through Special Warrant for total gross proceeds of $20,131,687. Net proceeds of $18,759,033 were received, after commissions and professional fees paid. Of the Flow-through Special Warrants, 4,408,750 were issued on a brokered basis, and 245,000 were issued on a non-brokered basis.

Each Special Warrant entitles the holder to acquire one Unit of the Company, for no additional consideration. Each Unit consists of one share of the Company's common stock, subject to the Company increasing its authorized number of shares of common stock and one common share Bonus Warrant. Each Bonus Warrant entitles the holder to receive, without additional consideration, up to 0.10 shares or 830,200 of the Company's common stock, subject to the Company not completing certain filings on or before April 28, 2007 and not, (i) becoming a "reporting issuer" in any province or territory of Canada; (ii) having a registration statement declared effective in the United States; and (iii) having its common stock listed on the TSX Venture Exchange or Toronto Stock Exchange on or before September 25, 2007. As at May 31, 2007, the Bonus Warrants can be converted into 166,040 shares of the Company's common stock, without additional consideration, as the April 28, 2007 filing deadlines described above were not met. Financing costs of $298,872 has been recorded for the year ended May 31, 2007 (May 31, 2006 – Nil) which represents the market value of the Company's common stock at the date the Bonus Warrants became exercisable.

Each Flow-through Special Warrant entitles the holder to acquire, for no additional consideration, one share of the Company's common stock upon the Company increasing its authorized number of share of the Company's common stock.

The Company paid $1,183,646 in cash commissions to the agents and issued non-transferable agents' warrants to purchase up to 762,645 shares of the Company's common stock at an exercise price of $1.50 per share on the later of: (i) February 27, 2008; and (ii) six months from the date the securities issued under the private placement are free from trading restrictions in the United States and Canada, but no later than February 27, 2009. The fair value of the Agents' warrants of $1,281,244 was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions: a dividend yield of 0.0%; expected volatility of 138%; risk free interest rate of 4.54%; and expected life of 2 years. For the year ended May 31, 2007, $334,391 has been determined to be the fair value representing the vested portion of the Agents' warrants and has been included in financing costs.

The Company has accounted for the net proceeds received from the sale of the Special Warrants and the Flow-through Special Warrants and the value of the Bonus Warrants as a liability on the face of the balance sheet. In accordance with EITF – 00-19, the Company determined that share settlement of the Special Warrants, Flow-through Special Warrants and Bonus Warrants is not within the control of the Company, as shareholder approval is required, and therefore, the value of these instruments is classified as a liability and is fair valued at May 31, 2007, using a price of $2.03 per share. The balance will be reclassified to stockholder's equity once the Company has increased its authorized number of shares (Note 20).

	Issued	Issue Price	$
Special Warrants	8,302,000	$1.50	12,453,000
Flow-through Special Warrants	4,653,750	$1.65	7,678,687
			20,131,687
Less: Commissions and professional fees			(1,372,654)
Net proceeds			18,759,033
Agent's Warrants	762,645		334,391
Bonus warrants	166,040		298,872
	13,884,435		19,392,296
Fair value adjustments:			
Special Warrants and Flow-through Special Warrants			7,113,196
Agent's Warrants			(37,819)
Bonus Warrants			38,189
	13,884,435		26,505,862

11. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company's net ownership in wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. At May 31, 2007, the total undiscounted value of the total asset retirement obligation is estimated to be $166,835. These payments are expected to be made over the next 3 years. The Company's credit adjusted risk free rate of 6.5 percent and an inflation rate of 3.0 percent were used to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's asset retirement obligations:

For the Year Ended May 31	2007	2006
Beginning asset retirement obligations	$ 34,379	$ -
Liabilities incurred	-	32,834
Liabilities acquired	73,534	-
Revisions	20,858	-
Accretion	1,188	1,545
Total asset retirement obligations	$ 129,959	$ 34,379

12. PREFERRED STOCK

The Company authorized two classes of preferred voting stock during the year ended May 31, 2007, as follows: one share of Class A Preferred Voting Stock, par value of $0.01 per share, and 10,000 shares of Class B Preferred Voting Stock, par value of $0.01 per share. Refer to Notes 9(a) and (b).

The Class A Preferred Voting Stock has no dividend, or liquidation preferences over common stock holders. This Class A Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of the Company's common stock on behalf of the former shareholders of Damascus. The maximum number of votes attached to this Class A Preferred Voting Share is that number of shares of the Company's common stock into which the Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share and at that time outstanding are then exchangeable, which is 9,426,489 as of the date of this financial statement. The Class A Preferred Voting Share may be voted by proxy on all matters that may properly come before a meeting of the Company's common shareholders. Prior to delivering a Class A Preferred Voting Share proxy, the trustee of the Class A Preferred Voting Share shall be obligated to determine the manner in which the holders of the then outstanding Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share would vote on each matter put before the meeting of common shareholders. The holder of the Class A Preferred Voting Share is then obligated to complete the Class A Preferred Voting Share proxy and record as votes in favour of the matter that number of votes equal to the number of common shares into which the Exchangeable Shares which voted in favour of the matter are then exchangeable and record as votes against the matter that number of votes equal to the number of the common shares into which the Exchangeable Shares which voted against the matter are then exchangeable. The trustee is not entitled to cast any vote (either positive or negative) for which proxies have not been returned by the holder of the Exchangeable Shares.

The Company has also designated 10,000 shares of Class B Preferred Voting Stock, of which one share is issued and outstanding. The Class B Preferred Voting Stock has no dividend or liquidation preferences over common stock holders. This Class B Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of the Company's common stock on behalf of the shareholders of 1289307 Alberta Ltd. The maximum number of votes attached to this Class B Preferred Voting Share is that number of shares of the Company's common stock into which the Exchangeable Shares issued in conjunction with the Class B Preferred Voting Share and at that time outstanding are then exchangeable, which is 500,000 as of the date of this financial statement. Except for the number of votes, the Class B Preferred Voting Stock is identical to the Class A Preferred Voting Stock.

13. COMMON STOCK

During the year ended May 31, 2007, the Company issued 1,590,000 shares of common stock and received $1,146,000 in cash proceeds from the exercise of stock options. The Company has recorded a stock subscription receivable of $38,500 related to these stock option exercises.

On June 23, 2006, the Company purchased 3,588 of its shares on the open market at an average price of $1.32 per share.

On July 26, 2006, the Company issued 222,250 shares of common stock, valued at $277,813 based on a market price of $1.25 per share, for investor relation services.

On September 15, 2006, the Company purchased 2,000 of its shares on the open market at a price of $0.78 per share. These 2,000 shares are held in treasury for cancellation. The 2,000 treasury shares are not included in the Company's issued and outstanding shares for financial reporting purposes.

On October 24, 2006, the Company issued 30,000 shares of common stock, valued at $23,100 based on a market price of $0.77 per share, for investor relations services.

On November 3, 2006, the Company filed a form S-8 Registration Statement in connection with a 2006 Stock Option Plan allowing for the granting of options to acquire up to a total of 1,500,000 shares.

During the year ended May 31, 2007, the Company completed a private placement and issued an aggregate 3,240,000 shares at a price of CAD$1.00 per share on a flow-through basis for proceeds of $2,798,400 (CAD$3,240,000). In connection with the private placement, the Company paid a finder's fee of 7% ($193,932 (CAD$224,350)), of which $114,428 (CAD$132,300) was paid to an officer of the Company. The shares were issued pursuant to Regulation S under the Securities Act of 1933, as the sales were made in "offshore transactions".

	May 31, 2007		May 31, 2006	
	Number of Shares	Amount $	Number of Shares	Amount $
Issued and outstanding common shares:				
Balance, beginning of year	15,163,112	15,163	12,753,410	1,423,590
Flow-through shares issued	3,240,000	2,604,469	-	-
Private placement	-	-	437,500	472,500
Stock options exercised	1,590,000	1,184,500	1,832,500	739,750
Shares issued for services	252,250	300,913	337,799	266,500
Stock adjustment due to forward split	-	-	653	-
Repurchase of shares	(5,588)	(6,309)	(198,750)	(72,607)
	20,239,774	4,098,736	15,163,112	2,829,733
Less: Stock subscriptions receivable	-	(38,500)	-	-
Less: Amount included in additional paid-in capital	-	(4,043,620)	-	(2,814,570)
Add: Amount charged to retained earnings	-	3,624	-	-
Balance, end of year	20,239,774	20,240	15,163,112	15,163

A summary of the Company's stock option activity is as follows:

	May 31, 2007		May 31, 2006	
	Weighted Number of Options	Average Exercise Price	Weighted Number of Options	Average Excercise Price
Balance, beginning of year	2,272,500	$ 0.75	1,370,000	$ 0.28
Granted	4,265,000	1.33	2,735,000	$ 0.75
Expired	(300,000)	0.39	-	-
Forfeited	(672,500)	0.60	-	-
Cancelled	(750,000)	1.20	-	-
Exercised	(1,590,000)	0.72	(1,832,500)	$ 0.40
Balance, end of year	3,225,000	$ 1.40	2,272,500	$ 0.75

As at May 31, 2007, the weighted average remaining contractual life of the outstanding options is 4.7 years, and the aggregate intrinsic value of the options is $5,438,500.

A summary of the status of the Company's nonvested options as of May 31, 2007, and changes during the year ended May 31, 2007, is presented below:

Nonvested options:	Number of Shares Underlying Options	Weighted-Average Grant-Date Fair Value
Nonvested at June 1, 2006	485,000	$ 0.61
Granted	4,265,000	1.52
Cancelled/forfeited	(800,000)	(1.17)
Vested	(725,000)	0.65
Nonvested at May 31, 2007	3,225,000	$ 1.73

Prior to June 1, 2006, the Company accounted for stock-based awards under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method of accounting. Effective June 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R "Share Based Payments", using the modified prospective transition method. Under that transition method, compensation cost is recognized for all stock-based payments granted prior to, but not yet vested as of June 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all stock-based payments granted subsequent to June 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Results for prior periods have not been restated.

As a result of adopting SFAS 123R on June 1, 2006, the Company's net loss for the year ended May 31, 2007, is $3,136,266 higher than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended May 31, 2007 would have been $0.08 per share higher than as reported.

During the year ended May 31, 2007, stock-based compensation amounting to $3,136,343 was recorded. During the year ended May 31, 2007, stock options for stock-based compensation were issued as follows: 50,000 stock options priced at $0.90 per share, 190,000 stock options priced at $0.90 per share, 2,850,000 stock options priced at $1.20 per share and 1,175,000 stock options priced at $1.75 per share. Stock-based compensation also includes amounts relating to the repricing of 485,000 stock options on August 30, 2006, from $1.54 to $0.90 per share, which were previously granted on May 15, 2006.

The weighted average fair value of the options granted during the year ended May 31, 2007, was $1.73 and was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions: a dividend yield of 0.0%; expected volatility of 148%; risk free interest rate of 4.59%; and expected life of 5.0 years.

For the year ended May 31, 2006, had compensation cost been recognized on the basis of fair value, pursuant to SFAS No. 123R, net income and income per share would have been as follows:

Net income (loss) - as reported	$	2,687,112
Add: Stock-based compensation expense included in net income - as reported		787,310
Deduct: Stock-based compensation expense determined under fair value method		(1,063,128)
Net income (loss) – pro forma	$	2,411,294
Basic net income per share – as reported	$	0.19
Basic net income per share – pro forma	$	0.17
Diluted net income per share – as reported	$	0.19
Diluted net income per share – pro forma	$	0.17

The fair value of each option granted during the year ended May 31, 2006, was $0.39 and was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions: a dividend yield of 0.0%; expected volatility of 147%; risk free interest rate of 4.1%; and expected life of 1.31 years.

14. DISCONTINUED OPERATIONS

On March 8, 2007, the Company completed a disposition of the majority of the Company's conventional oil and gas properties in Western Canada to Great Northern Oilsands Inc. The Company received cash, before transaction costs, of $778,590 (CAD$900,000) and 1,000,000 Rule 144 restricted shares of Great Northern Oilsands Inc. The shares received were valued at $1,816,710 (CAD$2,100,000) at the date of the transaction, for total consideration of $2,595,300 (CAD$3,000,000).

The results of discontinued operations are summarized as follows:

For the Year Ended May 31	2007	2006
Revenue:		
Oil and gas	$ 99,722	$ 134,926
Expenses	524,101	92,885
Net operating income(loss) from discontinued operations	(424,379)	42,041
Gain on sale of investment and oil and gas assets	612,937	-

15. INCOME TAX

The Company records deferred income taxes for differences between the tax reporting basis and the financial reporting basis of assets and liabilities. The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes". Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. At May 31, 2007, the Company did not have any net U.S. operating losses carried forward. The potential benefit of net U.S. foreign tax credit carry forward has not been recognized in the financial statements because the Company cannot be assured that it is more likely than not that it will utilize the net U.S. foreign tax credit carry forward in future years. At May 31, 2007, the Company had capital gains for Australian income taxes purposes of $13,684,318, net operating losses for U.S. federal income tax purposes of $2,624,000, and had non-capital loss carryforwards for Canadian income tax purposes of $2,955,000, which begin expiring in fiscal 2011. All U.S. federal income taxes payable were offset by a foreign tax credit or losses brought forward. When the future utilization of some portion of the carryforwards is determined not to be "more likely than not," a valuation allowance is provided to reduce the recorded tax benefits from such assets. At May 31, 2007, a valuation allowance of $739,226 was provided to reduce deferred tax assets to nil.

The provision for income taxes consists of the following:

For the Year Ended May 31	2007	2006
Current:		
Foreign	$ 2,785,763	$ 2,181,000
United States	–	225,243
Deferred:		
Foreign	(3,213,573)	–
United States	–	–
Total income tax expense (reduction)	(427,810)	2,406,243

Effective tax rate reconciliation:

For the Year Ended May 31		2007		2006
Income tax (reduction) expense at statutory rate	$	(6,158,038)	$	1,731,740
Nonresident capital gains tax		2,785,763		2,181,000
Flow-through shares		1,053,947		-
Resource allowance and other		30,231		-
Unrealized loss on exchangeable shares and special warrants		4,814,867		-
Foreign tax credits		(3,760,350)		(1,731,740)
Change in tax rates		282,543		-
Federal tax		–		225,243
Total income tax expense (reduction)		(427,810)		2,406,243
Effective tax rate		2.2%		47.2%

The deferred tax liabilities and assets were as follows:

For the Year Ended May 31		2007		2006
Deferred tax assets/(liabilities)				
Non-capital loss carryforwards	$	842,184	$	166,000
Excess tax basis over book basis for oil and gas properties		(286,704)		50,000
Writedown of marketable securities		157,746		-
Share issue costs		26,000		-
Less valuation allowance		(739,226)		(216,000)
Net deferred tax liability		–		–

16. OTHER COMPREHENSIVE INCOME/(LOSS)

Components of other comprehensive income (loss) are as follows:

For the Year Ended May 31, 2007	Before-Tax Amount	Tax (Expense) Or Benefit	Net-of-Tax Amount
Marketable securities:			
Decrease in unrealized gain on marketable securities	$ (10,344,284)	$ 3,103,285	$ (7,240,999)
Foreign currency translation adjustment	726,311	-	726,311
Other comprehensive income (loss)	$ (9,617,973)	$ 3,103,285	$ (6,514,688)

For the Year Ended May 31, 2006	Before-Tax Amount	Tax (Expense) Or Benefit	Net-of-Tax Amount
Marketable securities:			
Reclassification adjustment - realized gain	$ (3,582,147)	$ 1,217,930	$ (2,364,217)
Holding gain	5,451,844	(1,853,627)	3,598,217
Net gain on marketable securities recognized in other comprehensive income	1,869,697	(635,697)	1,234,000
Foreign currency translation adjustment	111,560	–	111,560
Other comprehensive income (loss)	$ 1,981,257	$ (635,697)	$ 1,345,560

17. COMMITMENTS

On February 27, 2007, the Company issued 4,653,750 Flow-through Special Warrants (Note 10) at $1.65 per Flow-through Special Warrant for gross proceeds of $7,678,688. The Company is obligated to expend this amount on Canadian Exploration Expenses prior to December 31, 2008, and to renounce this amount, in full, to the subscribers of the Flow-through Special Warrants. In the event that the Company fails to incur and renounce the full amount of these expenditures to the subscriber, the Company shall pay, in settlement to the subscriber, an amount equal to the amount of any tax payable or that may become payable by the subscriber as a consequence of such failure.

18. GEOGRAPHIC AND SEGMENTED INFORMATION

The Company has one reportable segment consisting of oil and gas operations, except for the Company's investment in Great Northern Oilsands Inc., which is valued at $850,000 at May 31, 2007. As at May 31, 2006, the Company held 6,791,937 shares of Pharmaxis Ltd. (an Australian company listed on the Australian Stock Exchange). The shares were valued at $7,241,000 at May 31, 2006. The Company derives revenues from the sale of petroleum products resulting from its oil and gas operations. The Company's operations are in Canada.

AR
07

GEOGRAPHIC:

Long-lived assets:	May 31, 2007	May 31, 2006
Canada	$ 38,607,841	$ 2,937,326
Australia	-	7,241,000
Total long-lived assets	$ 38,607,841	$ 10,178,326

Revenues from external customers:	May 31, 2007	May 31, 2006
United States	$ -	$ -
Canada	15,581	43,668
Total revenues from external customers	$ 15,581	$ 43,668

19. CONTINGENT LIABILITIES

The 8,302,000 Special Warrants (Note 10) that were issued by the Company in February 2007 entitled the holder to acquire, for no additional consideration one Unit of the Company. Each Unit consists of one share of the Company's common stock, subject to the Company increasing its authorized number of shares of common stock and one common stock Bonus Warrant. Each Bonus Warrant entitles the holder to receive up to 0.10 (830,200 common shares) of the Company's common stock, without additional consideration, should the Company fail to meet a number of conditions (as outlined in Note 10) prior to September 25, 2007. To date the Bonus Warrants can be converted into 166,040 shares of the Company's common stock, without additional consideration, with a further conversion of 664,160 Bonus Warrants into shares of the Company should the September 25, 2007, deadline not be met.

20. SUBSEQUENT EVENT

Pursuant to the Special Meeting of Stockholders held by the Company on August 28, 2007, and adjourned until September 14, 2007, the shareholders have approved and the Company has filed a "Certificate of Amendment to Articles of Incorporation for Nevada Profit Corporations". Subject to regulatory approval the amendments include the following:

i) Article II - The amount of total authorized capital stock that the Corporation shall have the authority to issue is 300,000,000 shares of common stock, each with a $0.001 par value, and 1,000,000 shares of preferred stock, each with a $0.01 par value. To the fullest extent permitted by the laws of the State of Nevada (currently NRS 78.195), as the same now exists or may hereafter be amended or supplemented, the Board of Directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of capital stock of the Corporation. This amendment is subject to regulatory approval.

ii) Article XII – One third of the voting power of the issued and outstanding shares of the class or series that is present in person or in proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum for the transaction of business by a vote of the stockholders. An act of the stockholders of each class or series, other than the election of directors, is approved if the number of votes in favour of the action exceeds the number of votes cast in opposition to the action.

21. SCHEDULE OF SUPPLEMENTARY INFORMATION ON OIL AND GAS OPERATIONS (UNAUDITED)

RESERVE QUANTITY INFORMATION

The estimated quantities of proved oil and gas reserves disclosed in the table below are based upon estimates prepared for the Company by independent petroleum engineers. Such estimates are inherently imprecise and may be subject to substantial revisions. The Company bears the ultimate responsibility for proved reserves estimates.

Revisions may occur because current prices of oil and gas and current costs of operating are subject to fluctuations. Past performance of wells does not necessarily guarantee future performance and rates used to estimate decline of reserves could vary from that which is projected.

All quantities shown in the table are proved reserves and are located within Canada.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

For the Year Ended May 31	2007 (unaudited) Oil (bbls)	2006 (unaudited) Oill (bbls)
Proved, developed and undeveloped reserves (Canada)		
Balance beginning of the year	5,000	11,000
Discoveries	-	1,000
Revision to estimates	-	(4,000)
Dispositions	(2,725)	-
Production	(2,275)	(3,000)
Balance end of the year	-	5,000

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (CANADA)

	2007	2006
Future cash flows	$ -	$ 353,964
Future operating expenses	-	(199,672)
	-	154,292
10% annual discount for estimated timing of cash flows	-	(19,060)
Standardized measure of discounted future net cash flows	$ -	$ 135,232

Future cash flows are computed by applying fiscal period end prices of natural gas and oil to period end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved natural gas and oil reserves at the end of the period, based on period end costs and assuming continuation of existing economic conditions.

Future income taxes are based on period end statutory rates, adjusted for tax basis and applicable tax credits. A discount factor of ten percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost of fair value of the Company's natural gas and oil properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimate of natural gas and oil producing operations.

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

a) **Acquisition of 1289307 Alberta Ltd. (Note 9(b))**

As this acquisition was part of a series of sequential transactions which reflect the acquisition of 1289307 Alberta Ltd. ("1289307") by the Company, the purchase price allocation presented above differs from that presented at February 28, 2007 as follows:

i) Under the terms of the Firebag Oil Sands Project agreement, dated December 21, 2006, 1289307 assumed an obligation of $4,393,140 (CAD$5,100,000). At February 28, 2007, this cash payment was recorded by the Company as a capital expenditure subsequent to the acquisition of 1289307. However, since 1289307 had an obligation for this payment prior to its acquisition by the Company, the costs have been reclassified and included as part of the initial purchase price of 1289307.

ii) At February 28, 2007, the 500,000 Exchangeable Shares which were issued by the Company in conjunction with the acquisition of 1289307, was included in the purchase price. These Exchangeable Shares, with a value of $660,000 based upon the market price of the Company's common stock at the closing date of the transaction, have now been excluded from the purchase price of 1289307. The $660,000 has been charged to net income in the current year as a fee paid by the Company to two individuals who were the shareholders of 1289307 and subsequently became directors of the Company.

	As Reported	Adjustments	Restated
Consolidated Balance Sheets as of February 28, 2007:			
Oil and gas interests	42,604,389	(970,588)	41,633,801
Deferred income taxes	3,720,926	(310,588)	3,410,338
Retained earnings	6,268,273	(660,000)	5,608,273
Consolidated Statements of Operations – Three Months Ended February 28, 2007:			
General and administrative	2,761,088	660,000	3,421,088
Net income (loss)	1,412,929	(660,000)	752,929
Consolidated Statements of Operations – Nine Months Ended February 28, 2007:			
General and administrative	4,387,829	660,000	5,047,829
Net income (loss)	5,284,034	(660,000)	4,624,034

b) Discontinued Operations (Note 14)

On January 16, 2007, the Company entered into a letter agreement to dispose of the properties described above to Great Northern Oilsands Inc. The impact on the consolidated financial statements presented for the nine months ended February 28, 2007, had these properties been classified as "Assets Held for Sale" and the revenue and expenses generated by these properties classified as "Discontinued Operations" is as follows:

	As Reported	Adjustments	Restated
Consolidated Balance Sheets as of February 28, 2007:			
Oil and gas interests	42,604,389	(2,335,609)	40,268,780
Assets held for sale	-	2,335,609	2,335,609
Consolidated Balance Sheets as of February 28, 2006:			
Oil and gas interests	2,964,017	(813,655)	2,150,362
Assets held for sale	-	813,655	813,655
Consolidated Statements of Operations – Three Months Ended February 28, 2007:			
Oil and gas revenue	34,710	(34,147)	563
Depletion, depreciation, impairment and accretion	7,584	(4,696)	2,888
Oil and gas production, royalties and other	12,628	(6,090)	6,538
Net income (loss) before discontinued operations	2,002,455	(23,361)	1,979,094
Discontinued operations	-	23,361	23,361
Consolidated Statements of Operations – Nine Months Ended February 28, 2007:			
Oil and gas revenue	100,319	(91,713)	8,606
Depletion, depreciation, impairment and accretion	48,123	(19,634)	28,489
Oil and gas production, royalties and other	41,461	(30,083)	11,378
Net income (loss) before discontinued operations	8,152,061	(41,996)	8,110,065
Discontinued operations	-	41,996	41,996
Consolidated Statements of Operations – Three Months Ended February 28, 2006:			
Oil and gas revenue	58,345	(28,746)	29,599
Depletion, depreciation, impairment and accretion	55,640	(3,972)	51,668
Oil and gas production, royalties and other	118,663	(4,707)	113,956
Net income (loss) before discontinued operations	(432,884)	(20,067)	(452,951)
Discontinued operations	-	20,067	20,067
Consolidated Statements of Operations – Nine Months Ended February 28, 2006:			
Oil and gas revenue	142,427	(102,610)	39,817
Depletion, depreciation, impairment and accretion	90,265	(15,415)	74,850
Oil and gas production, royalties and other	156,081	(25,519)	130,562
Net income (loss) before discontinued operations	4,747,819	(61,676)	4,686,143
Discontinued operations	-	61,676	61,676

This annual report may include certain "forward-looking statements". All statements other than statements of historical fact, included herein, including, without limitation, statements regarding future plans and objectives of the Company, are forward-looking statements that involve various risks, assumptions, estimates and uncertainties. These statements reflect the current internal projections, expectations or beliefs of the Company and are based on information currently available to the Company. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements contained in this annual report are qualified by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date this annual report is given and the Company assumes no obligation to update or revise these statements.

An investment in the Company is speculative due to the nature of the Company's business. The ability of the Company to carry out its growth initiatives as described in this annual report is dependent on the Company obtaining additional capital. There is no assurance that the Company will be able to successfully raise the capital required or to complete each of the growth initiatives described. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Company.

This annual report does not constitute an offer to sell these securities and it is not soliciting an offer to buy securities where the offer or sale is not permitted. It is not to be distributed to third parties without the consent of the Company. No securities regulatory authority has expressed an opinion about this annual report or an investment in the Company these securities. While information in this document derived from third parties is obtained from sources which the Company believes to be reliable, such information is not guaranteed as to its accuracy or completeness. This annual report may contain product names, trade names, trademarks and service marks of the Company and of other organizations, all of which are the properties of their respective owners. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars. This annual report supersedes and replaces any and all materials which may have been previously provided to potential investors.

The Securities and Exchange Commission (SEC) only permits oil and gas companies to disclose, in their reports filed with the SEC, proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Patch uses certain terms in this presentation, such as contingent resources, undiscovered resources, and recoverable resources, that the SEC's guidelines strictly prohibit from including in the Company's filings with the SEC. SEC regulations define reserves associated with oil sands as mining-related and not a part of conventional crude oil and natural gas reserves. These estimates are, by their nature, more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of not being actually realized by the Company. Investors are urged to consider closely the disclosure in the Company's Annual Report on Form 10-KSB for fiscal year ended May 31, 2007, as filed with the SEC.

OFFICERS

Jason Dagenais
Chief Operating Officer

Thomas K. Rouse
Chief Financial Officer

Terry Buchanan
Vice President, Exploration,
Geoscience and Reservoir

Donald B. Edwards
Corporate Secretary
Partner, Borden Ladner Gervais LLP
Calgary, Alberta

DIRECTORS

Michael S. Vandale
Chairman of the Board
Patch International Inc.
Chairman of the Board
Cold Creek Capital Inc.
Chairman of the Board
Arsenal Energy Inc.
Calgary, Alberta

Greg L. Belzberg
Partner
Veritas Real Estate Investments
Los Angeles, California

Mark L. Bentsen
President and CEO
Cathedral Energy Services Income Trust
Calgary, Alberta

Roderick D. Maxwell
Managing Director
Stonebridge Merchant Capital Corp.
Calgary, Alberta

AUDITORS
KPMG LLP

BANKERS
ATB Financial

INDEPENDENT ENGINEERS
McDaniel & Associates Consultants Ltd.

LEGAL COUNSEL
Borden Ladner Gervais LLP
Dill Dill Carr Stonbraker & Hutchings P.C.

TRANSFER AGENT
American Registrar & Transfer Co.

STOCK EXCHANGE LISTING
PTCH – OTCBB
PQG – Berlin Bremen Stock Exchange
PQGB – Frankfurt Stock Exchange

HEAD OFFICE
Suite 300, 441 – 5th Avenue S.W.
Calgary, Alberta T2P 2V1
Tel: 403-441-4390
Fax: 403-441-4395
Email: info@patchenergy.com
Website: www.patchenergy.com

The Company files an annual report with the Securities and Exchange Commission on Form 10-KSB. Shareholders may obtain a copy of this report without charge by writing to Investor Relations, Patch International Inc., Suite 300, 441 – 5th Avenue S.W., Calgary, Alberta T2P 2V1. Additionally, access to all of the Company's SEC filings is available online at the Company's web site, "Investors" section – www.patchenergy.com.

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Suite 300, 441 – 5th Avenue S.W.
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END